111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

February 14, 2024

Via Edgar

United States Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund

Amendment No. 3 to Registration Statement on Form N-2

Filed February 2, 2024

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are submitting the Fund’s responses to the oral comments made by the staff of the Division of Investment Management: Disclosure Review Office (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on February 13, 2024, with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed such comment with the Fund’s response.

February 14, 2024

Comments

1.	We note that the Fund has made available on its public website an offer related to its common stock. Please explain to us why this is not a violation of Section 5(b) of the 1933 Act.

Upon receiving notice from the Staff that www.abacusfunds.com was publicly available, the Fund promptly took down the website and we affirm that www.abacusfunds.com is no longer publicly accessible. While the Fund had obtained the URL for abacusfunds.com, it did not intend to have this website made available to the public with information on the Fund until after the Registration Statement has been declared effective. The Fund commits that it will not make any offer related to its shares of beneficial interest or common stock available on its website or otherwise until such time as such offer would be allowable pursuant to an effective registration statement.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.
Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund

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